September 4, 2009

BY MAIL

Mark P. Shuman

Branch Chief - Legal

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

RE:	DineEquity, Inc.- Registration Statement on Form S-3
Filed July 28, 2009 (File No. 333-160836)

Dear Mr. Shuman:

DineEquity, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to your letter to Julia E. Stewart dated August 20, 2009, regarding the Company’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2009 (the “Form S-3”).

For your convenience, set forth below are your comments, followed by the Company’s responses.  All references to page numbers correspond to the page numbers in Amendment No.1 to the Form S-3.

Preferred Stock, page 6

1.                                      You indicate that a prospectus supplement will describe the particular terms of any series of preferred stock that you offer under your registration statement, including whether that class or series of preferred stock will be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or “any other securities.”  Please note that the preferred stock registered under this registration statement may not be convertible or exchangeable for “other securities” that have not been registered under this registration statement, unless the preferred stock convertible into or exchangeable for such other securities is not legally convertible immediately or within one year of the date of sale of the preferred stock.  All of the underlying classes of securities to which the preferred stock relates must be identified in the registration statement.  This comment also applies to your descriptions of the debt securities and subscription rights you are seeking to register.  In this regard, we note the statement on page 18 that the debt securities being registered may be convertible or exchangeable for “other securities” of the company, and your statement on page 25 that you may issue subscription rights pursuant to the registration statement to purchase common stock, preferred stock, debt securities or “other securities.”

Response:                                        We have revised the descriptions of the preferred stock, debt securities and subscription rights to identify all of the underlying classes of securities to which such securities relate, as set forth on pages 7, 17 and 24 of Amendment No. 1 to the Form S-3.

Plan of Distribution, page 30

2.                                      This section of the prospectus refers to the remarketing of the securities being registered.  Please note that, depending upon the level of involvement by the issuer or its affiliates in the “reset” mechanism, any offers or sales pursuant to that “reset” mechanism may require registration under the Securities Act of 1933.  If DineEquity would prefer that the staff express its views on this issue at the present time, please supplementally provide information about the procedures that will be used and the participants in the remarketing, including the role of DineEquity or its affiliates, if any.

Response:                                        We do not require that the staff express its views on this issue at the present time.

In connection with our response to your letter, the Company acknowledges the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (818) 240-6055.

Please acknowledge receipt of this letter by file-stamping and returning the enclosed duplicate of this letter to the undersigned.

Respectfully yours,

/s/ Randi V. Morrison
Randi V. Morrison
Senior Vice President, Legal,
Secretary and General Counsel

cc:	Rodrigo A. Guerra, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP